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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing August 21, 2002 through September 1, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—
KPN reaches agreement on purchase German part of KPNQwest network, dated August 22, 2002; and

—
Paul Smits leaves KPN, dated August 27, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2002	KONINKLIJKE KPN N.V.
	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel

Press release
Date 22 August 2002 Number 056pe

KPN reaches agreement on
purchase German part
of KPNQwest network

        KPN has reached agreement with the receivers of KPNQwest Germany on the principals of the purchase of the German part of KPNQwest Euro Rings including the connections to neighbouring countries. It concerns a state of the art fiberglass network of in total 3,500 kilometers cable. KPN will take on 55 of the 118 employees in Germany. In this stage no purchase amount will be disclosed.

        At the end of July, KPN took over the Dutch part of the KPNQwest Euro Rings and also the Network Operations Centre (NOC) in The Hague. KPN is still holding talks with the local receivers in Belgium and the United Kingdom on parts of the network in those countries.

Press release
Date 27 August 2002 Number 057pe

Paul Smits leaves KPN

        The KPN Supervisory Board announced today that Mr P. (Paul) Smits will resign from the KPN Board of Management on 1st November 2002 at his own request. The Supervisory Board regrets but respects his decision. Pending the appointment of a person to fill the vacancy, Mr A.J. (Ad) Scheepbouwer, Chairman of the KPN Management Board, will assume responsibility for the KPN Mobile portfolio in the Board of Management.

        Mr Smits has held various positions within the KPN group since 1983. He was Chairman of the Managing Board of Unisource from 1996 to 1998 before returning to KPN as a member of the Board of Management in 1998. Mr Smits was Chairman of the KPN Board of Management from March 2000 to November 2001.

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SIGNATURES
KPN reaches agreement on purchase German part of KPNQwest network
Paul Smits leaves KPN